Exhibit 99.1



Alcon Independent Director Committee Responds to Notice of Alcon EGM to Put Forth Novartis-Designated Director Candidates

- *The announced shareholder meeting is a necessary and expected step required by the 2008 agreement between Nestlé and Novartis*

- *The Alcon Organizational Regulations and Swiss law mandate that directors abstain from voting on matters with respect to which they are conflicted*

HUENENBERG, Switzerland – June 30, 2010 – The Alcon Independent Director Committee (the "IDC") notes that the recently announced extraordinary general meeting of Alcon shareholders, to be held August 16th, at which Novartis AG ("Novartis") will put forth five candidates for the Alcon board of directors to replace the five members currently designated by Nestlé SA ("Nestlé"), was mandated under the Purchase and Option Agreement and the Shareholders Agreement entered into by Nestlé and Novartis on April 6, 2008. The shareholder meeting is a necessary and expected step in the consummation of those agreements.

The IDC also highlights that any director of Alcon designated by Novartis would be conflicted and thus barred from voting on Novartis' merger proposal to Alcon's minority shareholders and related items if such merger has not been recommended by the non-conflicted members of the IDC in accordance with Article V, Section V of Alcon's Organizational Regulations.

Thomas G. Plaskett, Chairman of the IDC, said "Any candidate for the Alcon board of directors designated by Novartis would, after his or her election to the board, face an obvious conflict of interest with respect to Novartis' merger proposal to Alcon's minority shareholders. As Swiss law makes clear, directors must abstain from voting on matters with respect to which they are conflicted. We would absolutely expect any director designated by Novartis and elected to the Alcon board of directors to abstain from any board action with respect to Novartis' merger proposal, just as Nestlé has done for its part. Failure to do so would be a breach of Swiss corporate law, contrary to the principles of good corporate governance and could cause personal civil liability to such director."

Article VIII, Section 1(b)(iii) and Section 3 of Alcon's Organizational Regulations provide that the "designee" of a shareholder to the Alcon board of directors is required to abstain from voting on any matter concerning such shareholder. This provision of Alcon's Organizational Regulations is consistent with Swiss corporate law (in particular, Article 717 of the Swiss Code of Obligations), which requires that interested directors abstain from voting on matters involving a conflict of interest (see also Question 4 of the Frequently Asked Questions published on the IDC's website). This duty of abstention has been confirmed in a recently published judgment by the Swiss Supreme Court, the highest Swiss judicial authority. The judgment supports the view that conflicted directors must abstain from voting on matters with respect to which they are conflicted. A copy of the judgment is available on the IDC's website: www.transactioninfo.com/alcon.

Greenhill & Co., Sullivan & Cromwell LLP and Pestalozzi, Zurich, are continuing to act as financial and legal advisors to the IDC.

About Alcon
Alcon, Inc. is the world's leading eye care company, with sales of approximately $6.5 billion in 2009. Alcon, which has been dedicated to the ophthalmic industry for 65 years, researches, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contacts lens solutions and other vision care products that treat diseases, disorders and other conditions of the eye. Alcon operates in 75 countries and sells products in 180 markets. For more information on Alcon, Inc., visit the Company's website at www.alcon.com.

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Caution Concerning Forward-Looking Statements. This press release may contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Any forward-looking statements reflect the views of the IDC as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. There can be no guarantee that Novartis or Alcon will achieve any particular future financial results or future growth rates or that Novartis or Alcon will be able to realize any potential synergies, strategic benefits or opportunities as a result of the consummation of the Novartis purchase or the proposed merger. Also, there can be no guarantee that the IDC will obtain any particular result. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

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